

September 6, 2012

<u>Via E-mail</u>
Mr. Liran Kosman
Chief Financial Officer
World Health Energy Holdings, Inc.
777 Flagler Dr., Suite 800
West Palm Beach, FL 33401

> **Re: World Health Energy Holdings, Inc.**
> **Form 10-K**
> **Filed April 2, 2012**
> **File No. 0-30256**

Dear Mr. Kosman:

We issued comments to you on the above captioned filing on August 13, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 20, 2012, addressing these outstanding comments.

If you do not respond to the outstanding comments by September 21, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenn Do, Staff Accountant, at (202) 551-3743 or myself at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief